

Mail Stop 4631

October 18, 2017

Via E-mail
Mr. Craig Laurie
Chief Financial Officer
Brookfield Business Partners L.P.
73 Front Street
Hamilton, HM 12 Bermuda

      Re: Brookfield Business Partners L.P.
               Form 20-F for Fiscal Year Ended December 31, 2016
               Filed March 10, 2017
               Response Letter Dated September 27, 2017
               File No. 1-37775

Dear Mr. Laurie:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2016

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-86

1.   Your response to our comment four indicates that asset retirement obligations may comprise a significant portion of the total future development costs used in the calculation of the undiscounted future net cash flows presented in your standardized measure. To further our understanding of the impact of these costs on the undiscounted future net cash flows, please tell us the total undiscounted dollar amount of the asset retirement obligation included in the line item for development costs as of December 31, 2016 for the Consolidated Subsidiaries (Canada).

2.   To the extent that the cost associated with the future asset retirement obligations is the underlying cause for the negative undiscounted future net cash flows, expand your disclosure to provide an explanation. Refer to FASB ASC 932-235-50-36.

        You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Branch Chief
                                        Office of Manufacturing and
                                        Construction